

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via Facsimile</u>
Mark Shelley
Chief Financial Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1000,
Scottsdale, AZ 85260

> **Re: Sunergy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed July 2, 2012**
> **File No. 000-52767**

Dear Mr. Shelley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Report of the Independent Registered Public Accounting Firm, page 33</u>

1. We note that the audit opinion of Ingenium Accounting Associates covers your financial statements as of and for the year ended December 31, 2011 and from inception (January 28, 2003) to "date." Please obtain and file a revised audit report from your auditor that is consistent with the reporting guidance in AU Section 508.08 which requires stating the specific periods that have been audited.

Additionally, we note you included the audit report of your former auditor, De Joya Griffith & Company, LLC, for the audit of the financial statements for the year ended December 31, 2010 and from inception (January 28, 2003) to December 31, 2010. We also note that De Joya relied upon the work of other auditors for the audit of financial information for periods prior to 2010. To the extent Ingenium Accounting Associates relied on work performed by De Joya Griffith & Company, LLC and the other predecessor auditors, the audit report provided by Ingenium should include the division of responsibility between that portion of the financial statements covered by their own audit and that covered by the audit of De Joya and the other predecessor auditors. Please refer to AU Section 543.07 through 543.09 and advise Ingenium to revise its report accordingly plus you should file the reissued audit reports of the other auditors as applicable.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining